SAM LEE LAUNDRY, LLC

Unaudited Financial Statements for the Year Ended December 31, 2017

April 10, 2018

SAM LEE LAUNDRY LLC
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31

	2017	2016
ASSETS		
CURRENT ASSETS		
CASH	47,971	45,938
ACCOUNTS RECEIVABLE	880,561	265,495
OTHER CURRENT ASSETS	1,240	9,851
TOTAL CURRENT ASSETS	929,772	321,284
NON-CURRENT ASSETS		
FIXED ASSETS, NET	289,161	257,494
RIGHT OF USE - BOXCAR THEATRE	873,998	980,217
TOTAL NON-CURRENT ASSETS	1,163,159	1,237,711
TOTAL ASSETS	2,092,931	1,558,995
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	77,367	115,351
PAYROLL TAXES PAYABLE	10,560	1,760
PRODUCER LOANS	150,000	150,000
OTHER CURRENT LIABILITIES	73,633	-
TOTAL CURRENT LIABILITIES	311,560	267,110
NON-CURRENT LIABILITIES		
LINE OF CREDIT	873,998	980,217
REVENUE SHARE NOTE	303,438	
TOTAL NON-CURRENT LIABILITIES	1,177,436	980,217
TOTAL LIABILIITIES	1,488,996	1,247,327
MEMBERS EQUITY		
CONTRIBUTED CAPITAL	1,659,624	1,535,624
RETAINED EARNINGS (DEFICIT)	(1,085,158)	(1,223,956)
TOTAL MEMBERS EQUITY	574,466	311,688
TOTAL LIABILITIES AND MEMBERS EQUITY	2,063,462	1,558,995

SAM LEE LAUNDRY LLC

STATEMENT OF OPERATIONS

FOR THE 12-MONTH PERIOD ENDING DECEMBER 31

	2017	**2016**
OPERATING INCOME		
REVENUE	2,052,422	762,763
OPERATING EXPENSES		
PERSONNEL EXPENSE	1,234,031	908,988
VENUE DEVELOPMENT	-	250,000
PRODUCTION EXPENSES	435,227	333,989
PAYMENTS TO BOXCAR THEATRE	-	317,409
GENERAL AND ADMINISTRATIVE	89,048	70,776
ADVERTISING	35,318	36,694
DEPRECIATION	90,531	10,302
TOTAL OPERATING EXPENSE	1,884,156	1,928,158
NET INCOME	168,266	(1,165,395)

SAM LEE LAUNDRY LLC

STATEMENT OF CASH FLOWS

FOR THE 12-MONTH PERIOD ENDING DECEMBER 31

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS) FOR THE PERIOD	168,266	(1,165,395)
CHANGE IN PAYABLES	(29,184)	115,119
CHANGE IN RECEIVABLES	(615,066)	(264,094)
CHANGE IN OTHER CURRENT ASSETS	8,611	(466)
CHANGE IN OTHER CURRENT LIABILITIES	73,633	156,375
NET CASH FLOWS FROM OPERATING ACTIVITIES	(393,740)	(1,158,462)
CASH FLOWS FROM INVESTING ACTIVITIES		
PURCHASE OF FIXED ASSETS	(122,196)	(267,796)
DEPRECIATION	90,531	10,302
NET CASH FLOWS FROM INVESTING ACTIVITIES	(31,665)	(257,494)
CASH FLOWS FROM FINANCING ACTIVITIES		
PRODUCER LOANS	-	150,000
CHANGE IN CONTRIBUTED CAPITAL	124,000	918,924
REVENUE SHARE NOTE	303,438	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	427,438	1,068,924
CASH AT BEGINNING OF PERIOD	45,938	392,970
NET INCREASE (DECREASE) IN CASH	2,033	(347,032)
CASH AT END OF PERIOD	47,971	45,938